April 26, 2012

Ms. Cicely LaMothe

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Liberty Property Trust, File No. 001-13130

Liberty Property Limited Partnership, File No. 001-13132

Form 10-K for the year ended December 31, 2011

Filed on February 24, 2012

Dear Ms. LaMothe,

We received your April 24, 2012 letter and appreciate your comments with respect to our filings.  We understand that the purpose of your review of the above-referenced filing (the “2011 Form 10-K”) is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.  Listed below are your comments and our responses:

Form 10-K for the year ended December 31, 2011

Consolidated Statements of Cash Flows, pages 47 and 51

SEC Comment:

1.                                       We have considered your response to comment six. Please revise your deferred leasing costs footnote in future periodic filings to describe the nature of these costs and your basis for classifying them as an investing activity.

Company Response:

In future periodic filings, the Company will revise its deferred leasing costs footnote to describe the nature of its deferred leasing costs and its basis for classifying these costs as an investing activity.

We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-648-1777.

Very truly yours,

/s/ George J. Alburger, Jr.

George J. Alburger, Jr.
Executive Vice President & Chief Financial Officer

GJA/amb

cc:           Kevin Purfield, Ernst & Young LLP

Justin Chairman, Morgan, Lewis & Bockius LLP

James J. Bowes, General Counsel

Mary Beth Morrissey, Senior Vice President, Finance & Accounting